Exhibit (d)(4)

NICE SYSTEMS, LTD.

2008 SHARE INCENTIVE PLAN

Personal – Confidential

Dear ______________,

NOTICE OF AN OPTION AWARD

        We, Nice Systems Ltd. (the “Company”), pursuant to our “Nice Systems Ltd. 2008 Share Incentive Plan” (the “Plan”) and in accordance with our Offer to Exchange Certain Outstanding Share Options, dated August 23, 2009, hereby grant you options (the “Options”) to purchase the number of shares of the Company’s Ordinary Shares, nominal value NIS 1.00 each (the “Shares”) set forth below. The Options are subject to all of the terms and conditions as set forth herein and in the Plan, all of which are incorporated herein in their entirety. Unless otherwise stated, all capitalized terms in this Award Notice shall be interpreted as defined in the Plan.

Grantee Oracle ID	——————————————
Name of Grantee:	——————————————
Date of Grant:	August 5, 2009 ——————————————
Number of Shares Subject to Options:	——————————————
Exercise Price Per Share:	NIS 1.00 ——————————————
Expiration Date:	6 Years from the Date of Grant ——————————————

Type of Grant: Options

Vesting Schedule: 25% of the Options shall vest on each of the first, second, third, and fourth anniversaries of the Date of Grant, If the number of shares subject to your Options is not divisible by four, then the remaining shares will be allocated to the fourth vesting date.

        [You shall be entitled to acceleration of the vesting of your Options under the conditions set forth in Section 7.4(b) of the Plan.] [applicable to certain management members]

        Nothing contained herein shall derogate from, or add to, your employment agreement, nor shall it be construed as an obligation on the part of the Company or your employer, except for the grant explicitly detailed herein.

        We wish to remind you that the details of this Award Notice are personal and confidential. Please do not discuss the matter with any person other than with your direct manager or the relevant HR representative.

        The main terms of the Options, including your right to exercise such Options, are detailed in the Plan and in this Award Notice. Furthermore, the Options are subject to the following provisions:

        The Options are exercisable by you, subject to the aforesaid and to the other terms of the Plan, following the lapse of their Vesting Schedule and until their Expiration Date, as defined above (the “Exercise Period”). In the event any Options remain unexercised following the lapse of the Exercise Period, such Options and all the rights attached thereto shall expire.

1.	Exercise of Options:

        Once the Options may be exercised (subject to the provisions hereto) and all other conditions for exercising the Options are fulfilled, you are entitled to notify Tamir Fishman or any other service provided designated by the Company, by delivering a “Notice of Exercise” (in the form that will be provided to you by Tamir Fishman or any other service provided designated by the Company), that you wish to exercise a certain number of Options (but not more than the number of Options that have become exercisable until such date). The Notice of Exercise shall be accompanied by payment for the Shares, equal to the product of (x) the number of Options you wish to exercise, and (y) the Exercise Price per Share.

2.	Tax Consequences:

        Your attention is drawn to the Plan (particularly Paragraph 14 and Appendix A to the Plan) in relation to the liability and withholding of Taxes. Any Tax resulting from the grant, vesting, or exercise of any Options (as applicable), or the subsequent disposition of, Shares subject thereto or from any other event or act (of the Company or your employer or former employer or yours), shall be borne exclusively by you, and the Company or your employer or former employer shall bear no liability in respect of any applicable Tax or expense resulting therefrom. The Company or your employer or former employer will withhold any such Tax which it is obligated to deduct as a result of these events, and for such purpose, shall also be entitled to keep in its possession these Options or all or some of the Shares, as well as to sell some Shares to pay the tax due from you.

3.	Plan:

        A more detailed outline of the terms relating to the Options is contained in the Plan, as adopted by the Board of Directors of the Company. The Plan is held by the Company’s General Counsel or Corporate Director of Compensation and Benefits, and you are requested to thoroughly review its terms and provisions. Should you require further explanations - please contact the Company’s General Counsel or Corporate Director of Compensation and Benefits who shall endeavor to assist you as much as possible.

4.	Participation in the Plan:

        Your participation in the Plan is conditioned upon your signing this Award Notice and the undertaking below, and meeting all the requirements set by applicable law.

5.	Non-Transferability:

        The Options that are granted to you are not transferable, except as explicitly allowed under the Plan. In addition, your rights to sell Exercised Shares may be subject to certain limitations imposed by applicable law, and to any request made by the Company or its underwriters, if applicable (including a lock-up period), from time to time, or upon a specific occurrence, and you hereby unconditionally agree and accept any such limitations.

6.	Understanding the Plan:

        It is hereby clarified that this Award Notice is not, and cannot be, a substitute for the full and thorough understanding of the Plan. The Plan and the Trust Deed include important details that you should know and understand. This Award Notice is subject to all terms and provisions of the Plan. In any case of contradiction between this Award Notice and the Plan, the provisions of the Plan shall prevail.

        Lastly, we would like to remind you once again that the Company’s General Counsel or Corporate Director of Compensation and Benefits can assist you in any way and provide you any required explanation in relation to the exercise of your rights according to this Award Notice.

The contents of this Award Notice have not been reviewed by any regulatory authority in Hong Kong (or any other jurisdiction). You are advised to exercise caution in relation to this Award Notice. If you are in any doubt about any of the content of this document, you should obtain independent professional advice.

Sincerely yours,

—————————————— Nice Systems Ltd.

Consent

I understand that the Plan and this Award Notice constitute the entire agreement between me and the Company with respect to the Options granted hereunder and supersede in their entirety all prior undertakings and agreements of the Company and myself, both written and oral, with respect to the Options granted hereunder (including the Shares underlying such Options). I have reviewed the Plan and this Award Notice in their entirety, and had an opportunity to obtain the advice of counsel prior to executing this Award Notice and fully understand all provisions of the Award Notice.

I hereby approve and agree to all the aforesaid in this Award Notice. I hereby undertake to pay all taxes, which may arise in connection with the grant, vesting, exercise, sale and/or transfer of Options and the underlying Shares and promptly follow the instructions of the Company in this respect, including my entering into a 10b5-1 plan, if so required, and other associated account opening forms and authorizations. I hereby represent and warrant that I will acquire any Shares hereunder for my own account and not as a nominee or agent for any other person, nor with a view to or for distribution.

Grantee's Name: ____________	Signature: ____________	Date: ____________